UNITED STATES
SECURITIES AND EXCANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No.    )*

Adagene, Inc.
(Name of Issuer)

Ordinary shares, par value USD $0.0001 per share
(Title of Class of Securities)

005329 107**
(CUSIP Number)

Peter Luo

Adagene, Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2022

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 005329 107**	Page 2 of 6 Pages

1	Names of reporting persons Peter Luo
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 11,646,681(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,590,173(2)
	10	Shared Dispositive Power 213,692(3)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,646,681(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.80%4)
14	Type of Reporting Person IN

(1)     Represents (i) 2,619,480 ordinary shares held by Peter Luo; (ii) 287,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of April 19, 2022, (iii) 391,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 83,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that will be vested within 60 days of April 19, 2022; (v) 5,208,278 ordinary shares held by HAN 2020 GRAT, for which Peter Luo is a Trustee and may be deemed the beneficial owner; (vi) 11,462 ordinary shares held by Xiaohong She, who is the spouse of Peter Luo; (vii) 45,980 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of April 19, 2022, (viii) 100,833 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (ix) 55,417 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that will be vested within 60 days of April 19, 2022; (x) 810,944 ordinary shares held by Ping Ren, who is the spouse of Fangyong (Felix) Du, (xi) 224,244 ordinary shares underlying share options held by Ping Ren that are vested or will be vested within 60 days of April 19, 2022; (xii) 200,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren, (xiii) total of 1,041,411 ordinary shares held by Raymond Tam, JC Xu, Yu (Albert) Ren and several key employees of the Company, and (xiv) total of 566,217 share options granted to Raymond Tam, JC Xu, Yu (Albert) Ren and several key employees that are vested or will be vested within 60 days of April 19, 2022

(2)       Represents (i) 2,619,480 ordinary shares held by Peter Luo; (ii) 287,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of April 19, 2022, (iii) 391,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 83,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that are vested or will be vested within 60 days of April 19, 2022 (v) 5,208,278 ordinary shares held by HAN 2020 GRAT, for which Peter Luo is a Trustee and may be deemed the beneficial owner.

(3)       Represents (i) 11,462 ordinary shares held by Xiaohong She; (ii) 45,980 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of April 19, 2022, (iii) 100,833 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (iv) 55,417 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that are vested or will be vested within 60 days of April 19, 2022.

(4)       Calculated based on (i) 54,742,598 ordinary shares issued and outstanding as of March 31, 2022, as provided by the Issuer and (ii) 1,262,606 ordinary shares underlying share options granted to Peter Luo-Acting-in-Concert-Group that are vested or will be vested within 60 days of April 19, 2022.

CUSIP: 005329 107**	Page 3 of 6 Pages

1	Names of reporting persons HAN 2020 GRAT
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 5,208,278(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,208,278(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,208,278(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.51%(2)
14	Type of Reporting Person OO

(1) Represents 5,208,278 ordinary shares held of record by Peter Luo, as Trustee of HAN 2020 GRAT. HAN 2020 GRAT is a trust established under the laws of the State of California and managed by Peter Luo as the trustee. Peter Luo is the settlor of this trust, and he and his family members are the trust’s beneficiaries.

(2) Calculated based on 54,742,598 ordinary shares issued and outstanding as of March 31, 2022, as provided by the Issuer.

CUSIP: 005329 107**	Page 4 of 6 Pages

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the ordinary shares, par value USD $0.0001 per share of  Adagene Inc., a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, 215123, People’s Republic of China..

Item 2.    Identity and Background.

(a)(b)(c)(f) This statement is being filed by Peter Luo, a United States citizen, and HAN 2020 GRAT, a trust established under the laws of California (collectively, the “Reporting Persons”). Mr. Luo is the Chief Executive Officer, Chairman and Director of the Issuer. The principal business address of the Reporting Persons is 10179 Huennekens Street Suite 103, San Diego, CA, 92121.

(d)(e) Other than as described below, in the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the securities beneficially owned by the Reporting Persons are personal funds, except with respect to ordinary shares underlying or acquired in connection with the exercise of options granted by the Reporting Persons to the Issuer.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the ordinary shares reported herein for investment purposes, in the ordinary course of business. The Reporting Persons currently do not have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. Mr. Luo is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The Reporting Persons may acquire additional ordinary shares in the ordinary course of business, including in connection with outstanding options or additional options to be granted by the Issuer to Mr. Luo.

Item 5.    Interest in Securities of the Issuer.

(a) and (b)    The information set forth in the cover page for the Reporting Persons is hereby incorporated by reference.

(c)       Other than as discussed in this Schedule 13D, including with respect to ordinary shares underlying options, during the past sixty days prior to the date of this statement, the Reporting Person has not acquired any shares of the Issuer’s Common Stock.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of ordinary shares of the Issuer owned by the Reporting Person.

(e)       Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Dr. Hua Gong, JC Xu, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yan Li, Guizhong Liu, Alexander Goergen, and, on February 18, 2021, Yu (Albert) Ren) (together, the “Peter Luo-Acting-in-Concert-Group”) entered into a concert party agreement (the “Agreement”), pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us. Dr. Hua Gong is no longer subject to the concert party agreement due to her departure from the Issuer. Yu (Albert) Ren, has tendered his resignation and will depart from the Company in early June 2022.

CUSIP: 005329 107**	Page 5 of 6 Pages

Item 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and between Peter Luo and HAN 2020 GRAT, dated April 29, 2022.

CUSIP: 005329 107**	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2022

PETER LUO

/s/ Peter Luo
Name: Peter Luo

HAN 2020 GRAT

	By:	/s/ Peter Luo
Name: Peter Luo
Title: Trustee